Exhibit 7

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

All of the below transactions in the Class A Common Stock were traded in the ordinary course over the New York Stock Exchange, and the purchaser was Haveli Brooks Aggregator, L.P.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
5/11/2026	Purchase	395,915	$1.4073(1)
5/12/2026	Purchase	258,796	$1.4138(2)
5/13/2026	Purchase	1,296,924	$1.4392(3)
5/14/2026	Purchase	1,000,000	$1.3256(4)
5/15/2026	Purchase	525,697	$1.4485(5)

(1) The price reported for the Class A Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.3371 to $1.459, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(2) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.38 to $1.44, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(3) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.405 to $1.465, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(4) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.255 to $1.42, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(5) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $1.4757 to $1.425, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.